

March 13, 2025

Nigel Hunton
President and Chief Executive Officer
Intevac, Inc.
3560 Bassett Street
Santa Clara, California 95054

      Re: Intevac, Inc.
          Schedule 14D-9 filed March 3, 2025
          File No. 005-50377

Dear Nigel Hunton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed March 3, 2025

General

1.   Refer to the following disclosures:

   - The penultimate paragraph on page 5 that the summary of the material terms of the Merger Agreement "do[es] not purport to be complete."
   - The first full paragraph on page 6 that the summary of the Confidentiality Agreement "do[es] not purport to be complete."
   - The third full paragraph on page 6 that the summary of the Term Sheet "do[es] not purport to be complete."
   - The third paragraph on page 7 that the summary of the Support Agreements "do[es] not purport to be complete."
   - The last paragraph on page 36 that the summary of Houlihan Lokey's analyses "is not a complete description of the analyses underlying Houlihan Lokey's opinion."

March 13, 2025
Page 2

Please revise to remove the implication that these summaries are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material analyses or terms.

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 5

2.   We note that certain Company Options, Company RSUs, and Company PRSUs are subject to the Support Agreements but excluded from the percentage of outstanding Shares held by the Supporting Stockholders. Please disclose whether any such securities subject to the Support Agreements are or will become exercisable prior to the Merger and any impact of such exercise on the percentage of outstanding Shares held by the Supporting Stockholders.

3.   In your discussion of the treatment of equity awards beginning on page 8, you reference "equitable adjustments" that may be made to Company Options, Company RSUs, Company PRSUs, and the Company ESPP "in order to account for the payment of the Special Dividend." Please revise to describe these adjustments.

Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger, page 17

4.   We note your disclosure on page 21 regarding "a financial presentation developed by Intevac that supported a valuation, on a pro forma basis assuming Intevac is owned by Seagate, in excess of $15.00 per Share." Given the significant difference between this figure and the Offer Consideration, disclose how, if at all, this valuation was considered in the Intevac Board's recommendation that Intevac's stockholders accept the Offer.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions